Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com

May 17, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Filing Desk

Renaissance Mortgage Acceptance Corp.
Registration Statement on Form S-3/A relating to Mortgage Pass-Through
Certificates and Mortgage-Backed Notes, to be combined with Registration
Statement No. 333-127171 pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Renaissance Mortgage Acceptance Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3/A. In addition, we have been advised that payment of the filing fee, in the amount of $449,400 was previously paid to you.

The objective of the above-captioned Registration Statement is to respond to the SEC Comment Letter to Renaissance Mortgage Acceptance Corp. dated April 13, 2006. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Prospectus Supplement 1

Important Notice About Information, page S-2

1. We note your response to Comment 5 and reissue the comment. Please delete or revise the sentence in bold stating that the description of your certificates in the prospectus supplement may differ from the description in the prospectus.

Please refer to the revised disclosure on page S-2 of the changed pages.

The Credit Enhancement Provider, page S-75

2. We note your response to our prior comment 11 and your revision. Please revise to continue to provide bracketed disclosure indicating that you will provide information pursuant to Item 1115(a)(4) of Regulation AB, as applicable. You should also continue to provide information pursuant to Item 1114 of Regulation AB, as applicable.

Please refer to the revised disclosure on page S-75 of the changed pages.

If you require any additional information, please call the undersigned at (212) 912-7550.

Very truly yours,

Mark A. Russo